Exhibit 99.1

Luckin Coffee Announces Second Quarter 2026 Financial Results

Net Revenues Increased by 28.5% Year-over-Year to RMB15.9 Billion

GAAP Operating Income Increased by 22.0% Year-over-Year to RMB2.1 Billion

Average Monthly Transacting Customers Reached a Record High of 112.7 Million

BEIJING, August 3, 2026 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended June 30, 2026.

SECOND QUARTER 2026 HIGHLIGHTS1

•	Total net revenues were RMB15,885.6 million (US$2,336.8 million), representing a 28.5% year-over-year increase.

•	Net new store openings were 2,714, comprising 2,668 stores in China (including Hong Kong), 7 stores in Singapore, 31 stores in Malaysia and 8 stores in the U.S. Total number of stores increased to 36,310 at the second quarter end, comprising 23,734 self-operated stores and 12,576 partnership stores, which represented a store unit growth of 8.1% from the total store count as of the end of the first quarter of 2026.

•	Average monthly transacting customers reached a record high of 112.7 million, representing a 22.9% year-over-year increase.

•	Revenues from self-operated stores were RMB11,564.1 million (US$1,701.1 million), representing a 26.6% year-over-year increase.

•	Same-store sales growth for self-operated stores was negative 5.3%, compared to 13.8% in the same quarter of 2025, primarily reflecting a high prior-year comparison base due to elevated subsidies offered by food delivery platforms during that period.

•	Store-level operating profit – self-operated stores was RMB2,468.6 million (US$363.1 million), representing a 25.9% year-over-year increase. Store-level operating margin was 21.3%, compared to 21.5% in the same quarter of 2025.

•	Revenues from partnership stores were RMB3,667.8 million (US$539.5 million), representing a 27.9% year-over-year increase.

•	GAAP operating income was RMB2,122.9 million (US$312.3 million), representing a 22.0% year-over-year increase. GAAP operating margin was 13.4%, compared to 14.1% in the same quarter of 2025. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB2,395.9 million (US$352.4 million), representing a 26.5% year-over-year increase. Non-GAAP operating margin was 15.1%, compared to 15.3% in the same quarter of 2025.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “Our second quarter performance reflects the strength of our high-quality, scaled growth strategy and the resilience of our business model. We continue to translate growing consumer demand into market share gains, with our store network surpassing 36,000 locations and cumulative transacting customers approaching 500 million. Through industry-leading store expansion, continuous product innovation and deeper customer engagement, we further reinforced Luckin Coffee’s market leadership, underpinned by our differentiated digital capabilities and strong brand equity. As China’s coffee market continues to evolve, we remain confident in our ability to capture the significant growth opportunities ahead while creating long-term value for our shareholders.”

Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

SECOND QUARTER 2026 FINANCIAL RESULTS

Total net revenues were RMB15,885.6 million (US$2,336.8 million), representing an increase of 28.5% from RMB12,358.7 million in the same quarter of 2025. Net revenues growth was primarily driven by a 29.8% year-over-year increase in GMV, which reached RMB18.4 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

•	Revenues from product sales were RMB12,217.8 million (US$1,797.3 million), representing an increase of 28.7% from RMB9,491.5 million in the same quarter of 2025.

•	Net revenues from freshly brewed drinks increased to RMB11,154.9 million (US$1,640.9 million) from RMB8,670.6 million in the same quarter of 2025. This revenue stream accounted for 70.2% of total net revenues, largely consistent with the same quarter of 2025.

•	Net revenues from other products increased to RMB891.9 million (US$131.2 million) from RMB614.7 million in the same quarter of 2025. This revenue stream accounted for 5.6% of total net revenues, compared to 5.0% in the same quarter of 2025.

•	Net revenues from others were RMB171.1 million (US$25.2 million), compared to RMB206.1 million in the same quarter of 2025. This revenue stream accounted for 1.1% of total net revenues, compared to 1.6% in the same quarter of 2025.

•	Revenues from partnership stores were RMB3,667.8 million (US$539.5 million), representing an increase of 27.9% from RMB2,867.3 million in the same quarter of 2025. This revenue stream accounted for 23.1% of total net revenues, compared to 23.2% in the same quarter of 2025. Revenues from partnership stores included sales of materials of RMB2,402.2 million (US$353.4 million), delivery service fees of RMB542.1 million (US$79.8 million), profit sharing and royalty fee of RMB492.1 million (US$72.4 million), sales of equipment of RMB203.4 million (US$29.9 million), and franchise and other service fees of RMB28.0 million (US$4.1 million).

Total operating expenses were RMB13,762.7 million (US$2,024.5 million), representing an increase of 29.6% from RMB10,619.0 million in the same quarter of 2025. The increase primarily resulted from the Company’s business expansion. Operating expenses as a percentage of total net revenues increased to 86.6% from 85.9% in the same quarter of 2025, mainly due to cost of materials increasing as a percentage of total net revenues, reflecting fluctuations in certain raw material prices.

•	Cost of materials were RMB6,124.0 million (US$900.9 million), representing an increase of 34.3% from RMB4,560.8 million in the same quarter of 2025. The increase was primarily attributable to (i) higher product sales volume and (ii) increased sales of materials to partnership stores.

•	Store rental and other operating costs were RMB3,614.4 million (US$531.7 million), representing an increase of 35.6% from RMB2,665.1 million in the same quarter of 2025. The increase mainly resulted from expanded store footprint and increased items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

•	Depreciation and amortization expenses were RMB473.5 million (US$69.7 million), representing an increase of 26.1% from RMB375.4 million in the same quarter of 2025. The increase was mainly due to (i) higher store leasehold improvement amortization and (ii) greater depreciation expenses from new equipment deployed at stores.

•	Delivery expenses were RMB1,617.9 million (US$238.0 million), representing a decrease of 3.1% from RMB1,669.7 million in the same quarter of 2025. The decline was primarily driven by lower average delivery costs per order resulting from enhanced fulfillment efficiency.

•	Sales and marketing expenses were RMB925.1 million (US$136.1 million), representing an increase of 56.1% from RMB592.5 million in the same quarter of 2025. The increase was mainly driven by higher spending on (i) advertising and other promotion expenses and (ii) commissions to third-party food delivery and live streaming platforms. Sales and marketing expenses as a percentage of total net revenues was 5.8%, compared to 4.8% in the same quarter of 2025.

•	General and administrative expenses were RMB985.1 million (US$144.9 million), representing an increase of 33.8% from RMB736.2 million in the same quarter of 2025. The increase was mainly driven by increases in (i) share-based compensation for management and employees, (ii) payroll costs for general and administrative staff, and (iii) research and development expenses. General and administrative expenses as a percentage of total net revenues was 6.2%, compared to 6.0% in the same quarter of 2025.

•	Store preopening and other expenses were RMB20.5 million (US$3.0 million), representing an increase of 14.4% from RMB17.9 million in the same quarter of 2025, mainly due to more stores preparing to be opened compared to the same quarter of 2025. Store preopening and other expenses as a percentage of total net revenues was 0.1%, remaining flat compared to the same quarter of 2025.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB 2.1 million (US$0.3 million), compared to RMB nil in the same quarter of 2025.

•	Store-level operating margin - self-operated stores was 21.3%, compared to 21.5% in the same quarter of 2025.

GAAP operating income was RMB2,122.9 million (US$312.3 million), representing an increase of 22.0% from RMB1,739.7 million in the same quarter of 2025. GAAP operating margin was 13.4%, compared to 14.1% in the same quarter of 2025. Non-GAAP operating income was RMB2,395.9 million (US$352.4 million), representing an increase of 26.5% from RMB1,894.2 million in the same quarter of 2025. Non-GAAP operating margin was 15.1%, compared to 15.3% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB645.6 million (US$95.0 million), compared to RMB539.8 million in the same quarter of 2025. The growth was mainly due to higher profits earned in this quarter.

Net income was RMB1,486.4 million (US$218.7 million), representing an increase of 16.1% from RMB1,280.3 million in the same quarter of 2025. Net margin was 9.4%, compared to 10.4% in the same quarter of 2025. Non-GAAP net income was RMB1,753.4 million (US$257.9 million), representing an increase of 22.8% from RMB1,428.4 million in the same quarter of 2025. Non-GAAP net margin was 11.0%, compared to 11.6% in the same quarter of 2025.

Basic and diluted net income per ADS was RMB4.64 (US$0.64) and RMB4.64 (US$0.64), respectively, compared to RMB4.00 and RMB4.00 in the same quarter of 2025, respectively.

Non-GAAP basic and diluted net income per ADS was RMB5.44 (US$0.80) and RMB5.44 (US$0.80), respectively, compared to RMB4.48 and RMB4.48 in the same quarter of 2025, respectively.

Net cash provided by operating activities was RMB2,625.3 million (US$386.2 million), compared to RMB2,560.5 million in the same quarter of 2025.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB10,925.8 million (US$1,607.2 million) as of June 30, 2026, compared to RMB8,964.4 million as of December 31, 2025.

SHARE REPURCHASE PROGRAM UPDATE

Pursuant to the share repurchase program of up to US$300 million announced in April 2026, the Company repurchased a total of 48.9 million Class A ordinary shares (equivalent to 6.1 million ADSs) for a total consideration of US$195.1 million during the three months ended June 30, 2026.

KEY OPERATING DATA

	For the three months ended or as of
	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2024	2025	2025	2025	2025	2026	2026
Total stores	22,340	24,097	26,206	29,214	31,048	33,596	36,310
Self-operated stores	14,591	15,598	16,968	18,882	20,234	21,807	23,734
Partnership stores	7,749	8,499	9,238	10,332	10,814	11,789	12,576
Same-store sales growth for self-operated stores	(2.0)%	9.2%	13.8%	14.3%	1.3%	(0.1)%	(5.3)%
Average monthly transacting customers (in thousands)	77,766	74,272	91,697	112,295	98,351	93,089	112,707

KEY DEFINITIONS

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce, offline sales and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

•

Same-store sales growth for self-operated stores. Defined as the year-over-year growth rate of total revenues from self-operated stores that are identified as qualifying on a monthly basis, meaning stores that were in operation at the beginning of the comparable month and remained open through the end of the current month. Same-store sales growth is calculated by dividing the sum of each current month’s revenue from qualified self-operated stores by the sum of each comparable month’s revenue from those same qualified self-operated stores. Beginning in the first quarter of 2026, we adjusted this definition to better reflect the sales growth of our self-operated stores. Comparative figures from previous periods presented have been adjusted to conform to the updated definition.

•	Store-level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

•	Store-level operating margin - self-operated stores. Calculated by dividing store-level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADS. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.7980 to US$1.00, the exchange rate on June 26, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Monday, August 3, 2026, at 8:00 am Eastern Time (or Monday, August 3, 2026, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

USA/Canada Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	5282728

The replay will be accessible through August 10, 2026, by dialing the following numbers:

USA/Canada Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Access Code:	9454608

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations Contact

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations Contact

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2025

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2026

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	June 30, 2026 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,294,112	7,718,740	1,135,443
Restricted cash	5,362	32,797	4,825
Term deposit - current	3,328,423	223,654	32,900
Short-term investment, net	2,579,000	2,190,000	322,154
Accounts receivable, net	156,330	201,543	29,647
Receivables from online payment platforms	580,557	857,073	126,077
Inventories, net	2,966,506	3,896,760	573,222
Prepaid expenses and other current assets, net	2,520,657	2,550,100	375,125
Total current assets	14,430,947	17,670,667	2,599,393

Non-current assets:
Long-term investment, net	-	652,608	96,000
Property and equipment, net	6,289,986	6,825,246	1,004,008
Restricted cash	57,459	60,617	8,917
Term deposit - non-current	700,000	700,000	102,971
Other non-current assets, net	968,836	996,175	146,539
Deferred tax assets, net	217,036	245,712	36,145
Operating lease, right-of-use assets	7,637,320	8,272,130	1,216,848
Total non-current assets	15,870,637	17,752,488	2,611,428
TOTAL ASSETS	30,301,584	35,423,155	5,210,821

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	-	1,945,000	286,114
Accounts payable	1,103,767	1,398,693	205,751
Accrued expenses and other liabilities	4,148,323	5,207,035	765,966
Deferred revenues	156,290	175,721	25,850
Payable for equity litigants settlement	149,887	145,431	21,393
Operating lease liabilities	2,948,353	3,170,316	466,360
Total current liabilities	8,506,620	12,042,196	1,771,434

Non-current liabilities:
Deferred tax liabilities	339,797	531,483	78,182
Operating lease liabilities	4,315,808	4,666,385	686,435
Total non-current liabilities	4,655,605	5,197,868	764,617
Total liabilities	13,162,225	17,240,064	2,536,051

Commitments and contingencies

Mezzanine equity
Convertible senior preferred shares	1,514,660	1,514,660	222,810

Shareholders’ equity:
Class A Ordinary shares	24	24	4
Class B Ordinary shares	2	2	0
Additional paid-in capital	17,278,391	17,733,402	2,608,620
Statutory reserves	453,625	453,625	66,729
Treasury shares	-	(1,330,441)	(195,711)
Accumulated deficits	(2,438,985)	(446,430)	(65,671)
Accumulated other comprehensive income	331,642	258,249	37,989
Total Company’s ordinary shareholders’ equity	15,624,699	16,668,431	2,451,960
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	30,301,584	35,423,155	5,210,821

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	9,491,455	12,217,842	1,797,270	16,276,024	21,198,070	3,118,280
Revenues from partnership stores	2,867,284	3,667,781	539,538	4,948,126	6,683,035	983,088
Total net revenues	12,358,739	15,885,623	2,336,808	21,224,150	27,881,105	4,101,368

Cost of materials	(4,560,806)	(6,123,981)	(900,850)	(8,135,759)	(10,977,923)	(1,614,875)
Store rental and other operating costs	(2,665,086)	(3,614,367)	(531,681)	(4,994,213)	(6,675,254)	(981,944)
Depreciation and amortization expenses	(375,356)	(473,504)	(69,653)	(713,110)	(925,117)	(136,087)
Delivery expenses	(1,669,747)	(1,617,873)	(237,992)	(2,358,697)	(2,925,768)	(430,387)
Sales and marketing expenses	(592,478)	(925,085)	(136,082)	(1,088,914)	(1,657,470)	(243,817)
General and administrative expenses	(736,162)	(985,076)	(144,907)	(1,417,373)	(1,835,868)	(270,060)
Store preopening and other expenses	(17,930)	(20,510)	(3,017)	(32,328)	(42,089)	(6,191)
Impairment loss of long-lived assets	(1,483)	(153)	(23)	(5,509)	(153)	(23)
Losses and expenses related to Fabricated Transactions and Restructuring	38	(2,141)	(315)	(3,307)	(2,671)	(393)
Total operating expenses	(10,619,010)	(13,762,690)	(2,024,520)	(18,749,210)	(25,042,313)	(3,683,777)
Operating income	1,739,729	2,122,933	312,288	2,474,940	2,838,792	417,591

Interest and investment income	42,615	30,522	4,490	79,192	78,892	11,605
Interest and financing expenses	-	(1,964)	(289)	(125)	(1,964)	(289)
Foreign exchange loss, net	(5,676)	(18,015)	(2,650)	(10,090)	(29,350)	(4,317)
Other income/(expenses), net	43,459	(1,488)	(219)	49,348	17,415	2,562

Net income before income taxes	1,820,127	2,131,988	313,620	2,593,265	2,903,785	427,152
Income tax expense	(539,849)	(645,577)	(94,966)	(789,397)	(911,230)	(134,044)
Net income	1,280,278	1,486,411	218,654	1,803,868	1,992,555	293,108
Net income attributable to the Company’s ordinary shareholders	1,280,278	1,486,411	218,654	1,803,868	1,992,555	293,108

Net income per share:
Basic	0.50	0.58	0.08	0.70	0.77	0.11
Diluted	0.50	0.58	0.08	0.70	0.77	0.11
Net income per ADS:
Basic*	4.00	4.64	0.64	5.60	6.16	0.88
Diluted*	4.00	4.64	0.64	5.60	6.16	0.88

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,435	2,573,897,180	2,573,897,180	2,564,658,447	2,581,754,152	2,581,754,152
Diluted	2,564,889,573	2,574,148,213	2,574,148,213	2,564,678,696	2,581,782,885	2,581,782,885

Net income	1,280,278	1,486,411	218,654	1,803,868	1,992,555	293,108
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(24,437)	(38,140)	(5,610)	(37,094)	(73,393)	(10,796)
Total comprehensive income	1,255,841	1,448,271	213,044	1,766,774	1,919,162	282,312
Total comprehensive income attributable to the Company’s ordinary shareholders	1,255,841	1,448,271	213,044	1,766,774	1,919,162	282,312

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	2,560,493	2,625,282	386,186	3,457,079	3,416,004	502,501
Net cash provided by/(used in) investing activities	(3,213,201)	384,326	56,535	(3,589,051)	1,459,303	214,667
Net cash provided by/(used in) financing activities	-	616,918	90,750	(333,600)	616,918	90,750
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(5,616)	(25,274)	(3,718)	(16,631)	(37,004)	(5,443)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(658,324)	3,601,252	529,753	(482,203)	5,455,221	802,475
Cash and cash equivalents and restricted cash at beginning of period	4,582,806	4,210,902	619,432	4,406,685	2,356,933	346,710
Cash and cash equivalents and restricted cash at end of period	3,924,482	7,812,154	1,149,185	3,924,482	7,812,154	1,149,185

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	1,739,729	2,122,933	312,288	2,474,940	2,838,792	417,591
Adjusted for:
Share-based compensation expenses	154,441	272,917	40,147	281,621	455,011	66,933
Non-GAAP operating income	1,894,170	2,395,850	352,435	2,756,561	3,293,803	484,524

B. Non-GAAP net income
Net income	1,280,278	1,486,411	218,654	1,803,868	1,992,555	293,108
Adjusted for:
Share-based compensation expenses	154,441	272,917	40,147	281,621	455,011	66,933
Income tax effects of GAAP to non-GAAP reconciling items	(6,294)	(5,904)	(869)	(9,194)	(7,678)	(1,129)
Non-GAAP net income*	1,428,425	1,753,424	257,932	2,076,295	2,439,888	358,912

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,435	2,573,897,180	2,573,897,180	2,564,658,447	2,581,754,152	2,581,754,152
Diluted	2,564,889,573	2,574,148,213	2,574,148,213	2,564,678,696	2,581,782,885	2,581,782,885

Non-GAAP net income per share:
Basic	0.56	0.68	0.10	0.81	0.95	0.14
Diluted	0.56	0.68	0.10	0.81	0.95	0.14

Non-GAAP net income per ADS:
Basic*	4.48	5.44	0.80	6.48	7.60	1.12
Diluted*	4.48	5.44	0.80	6.48	7.60	1.12

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.